March 15, 2007

Jennifer R. Hardy

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re: Ever-Glory International Group, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed February 22, 2007

File No. 0-28806

Dear Ms. Hardy:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (the “Company”) dated March 8, 2007.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Purchase Price, page 18

Staff Comment 1.         Disclosure in the second paragraph’s last sentence that there are 200 million shares authorized is inconsistent with disclosures on page 3 and elsewhere that there are 100 million shares authorized. Please reconcile the disclosures.

Response:

The disclosure error on page 18 has been corrected to state that there are 100 million shares authorized.

Market for Common Equity and Related Stockholder Matters, page 24

Staff Comment 2.        Please disclose the stock price information as of the latest practicable date. Refer to Item 201(a)(1)(V) FO Regulation S-K. Please also consider disclosing the stock price information for the fourth quarter of 2006 .

Response:

The stock price information has been updated as requested.

Risks Relating to Our Business, page 29

Staff Comment 3.        Please update the information on significant customers from the six months ended June 30, 2006 to the nine months ended September 30, 2006 or the year ended December 31, 2006 as applicable.

Response:

The information regarding significant customers has been updated as requested.

The market for the Company’s common stock is illiquid, page 33

Staff Comment 4.        If applicable, update the disclosures on the high and low bid prices of Ever-Glory’s common stock during the past 52 week period.

Response:

The historical common stock high and low prices have been updated as requested.

Appendix E

Pro Forma Statement of Operations, page 1

Staff Comment 5.         Note 1(A) to the audited financial statements of Nanjing New-Tailun Garments Company Limited, which are included in Appendix H, indicates that you acquired Nanjing New-Tailun Garments Company Limited from EGLY HK. You state on page 5 of the revised preliminary 14C in the “Summary Term Sheet” section that Mr. Kang owns an aggregate of 614,338 shares of common stock and 6,238 shares of Series A preferred stock, which constitutes approximately 79% of your voting power as of August 31, 2006. You state on page 4 that Mr. Kang is the 100% shareholder and a director and officer of EGLY HK, which is the seller of this entity. In light of this, help us understand how you determined that it was appropriate to use the purchase method of accounting and record goodwill on the transaction under SFAS 141. Your explanation should tell us how you determined that this transaction was not a transfer of an entity under common control. Refer to paragraph 3 of EITF 02-5 as well as paragraphs 11 and D11 through D18 of SFAS 141 .

Response:

The statement on page 4 was amended prior to the filing of amendment number 4 to the Revised Preliminary Information Statement on Schedule 14C, filed with the Commission on February 22, 2007, to state that “At the record date [or August 31, 2006], Mr. Kang was the 100% shareholder and a director and officer of EGLY HK.” (emphasis added). Disclosure of Mr. Kang’s former ownership of EGLY HK was made to provide a background on the then requirement under state law for shareholder approval of the Catch-Luck transaction – i.e., involvement of interested directors such that no disinterested majority of the board then existed. We have added a sentence to clarify that in September of 2006 Mr. Kang transferred all of his interests in EGLY HK to Yan Xiaodong, who after such date became the sole shareholder, officer and director of EGLY HK. Mr. Yan is a director of the Company and owns series A preferred stock that constitutes approximately 6.3% of the voting power of the Company. We note that pursuant to EITF 02-5, common control exists between (or among) separate entities only in the following situations:

(a)	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.
(b)

Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). (1) Immediate family members include a married couple and their children, but not the married couple’s grandchildren. (2) Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

(c)

A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

None of the common control criteria stated under EITF 02-5 existed as of the date EGLY acquired New-Tailun.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 – Pro Forma adjustments, page 6

Staff Comment 6.         Adjustment 6 appears to be referring to the consideration paid to the shareholders of New-Tailun instead of the shareholders of Catch-Luck. Please revise your description.

Response:

The description on adjustment 6 has been revised.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua

Kang Yi Hua

Chief Executive Officer

Enclosures

cc:	Scott C. Kline

Crone Rozynko